7-1-02



02048580

1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXECUTED

Form 6-K



REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2002

SK Telecom Co., Ltd.
(Translation of registrant's name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

This report on Form 6-K filed by the Registrant shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (Files No. 333-14102 and 333-91034) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Non-Consolidated Financial Information as of and for the Three Months Ended March 31, 2001 and 2002

We must file quarterly reports with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. The unaudited, non-reviewed and non-consolidated financial information as of and for the three months ended March 31, 2001 and the reviewed unaudited non-consolidated financial information as of and for the three months ended March 31, 2002 shown below were prepared pursuant to Korean GAAP and were derived from the financial statements included in the quarterly reports filed with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. The unaudited and non-consolidated financial statements as of and for the three months ended March 31, 2002 have been reviewed by Ahn Kwon & Co. in accordance with standards for review of interim financial statements in Korea.

The financial information below is non-consolidated and includes the results of operations of our subsidiaries using the equity method of accounting. Therefore, our operating revenue, total assets and total liabilities in our consolidated financial statements could be significantly different from those in our non-consolidated financial statements, even though net income in our consolidated financial statements may be similar to that in our non-consolidated financial statements. See note 2(b) of our notes to consolidated financial statements for a list of our subsidiaries that were included in our consolidated financial statements in the last three years. Under Korean GAAP, our non-consolidated revenues accounted for approximately 74% to 97% of our consolidated revenues in the last three years. We can give no assurance as to what the actual ratios will be for 2002. In addition, results of operations for the first three months of 2002 may not be indicative of results of operations for the full year 2002.

We merged Shinsegi into SK Telecom with effect from January 12, 2002. As a result, our results of operations from that date include the results of operations of the business that was previously operated by Shinsegi and accounted for using the equity method of accounting in our non-consolidated financial information. Consequently, it may be difficult to compare our non-consolidated financial information as of and for the three months ended March 31, 2001 to that as of and for the three months ended March 31, 2002.

	For the Three Months Ended March 31,	
	2001(1)	2002(2)
	(In billions of Won)	
Non-consolidated income statement data		
Operating Revenue	₩1,421.7	₩1,932.2
Operating Expenses	797.1	1,269.2
Operating Income	624.6	663.1
Other Income	29.4	59.0
Other Expenses	76.5	85.6
Income Taxes	177.9	192.9
Net Income	₩ 399.7	₩ 443.6

	As of March 31,	
	2001(1)	2002(2)
	(In billions of Won)	
Non-consolidated balance sheet data		
Total Current Assets	₩1,700.8	₩ 2,757.5
Total Non-Current Assets	7,847.4	8,648.5
Total Assets	9,548.2	11,406.0
Total Current Liabilities	1,959.2	2,976.4
Total Long-Term Liabilities	1,208.7	2,879.7
Total Shareholders' Equity	₩6,380.3	₩ 5,550.0

	For the Three Months Ended March 31,	
	2001(1)	2002(2)
	(In billions of Won)	
Non-Consolidated cash flow statement data		
Cash flows from operating activities	1,203.9	797.7
Cash flows from investing activities	(1,183.9)	222.7
Cash flows from financing activities	(25.9)	(1,025.6)

	For the Three Months Ended March 31,	
	2001(1)	2002(2)
	(In billions of Won)	
Other		
Non-Consolidated EBITDA(3)	₩777.6	₩1,012.2

(1) Derived from the Company's records and has not been reviewed or audited.

(2) Derived from the unaudited financial statements of the Company reviewed by Ahn Kwon & Co. in accordance with standards for review of interim financial statements in Korea.

(3) EBITDA refers to income before interest income, interest expense, taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Since the telecommunications business is a very capital intensive business, capital expenditures and level of debt and interest expenses may have a significant impact on net income for companies with similar operating results. Therefore, we believe that for a telecommunications company such as ourselves, EBITDA provides a more accurate reflection of the company's operating results. However, EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Korean GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. Other companies may define EBITDA differently than we do. Part of the funds depicted by EBITDA are used for repayment of indebtedness and related interest expenses and payment of income tax. In addition, we have used and will continue to use a substantial portion of the funds depicted by EBITDA for capital expenditures on our wireless network construction. Our non-consolidated EBITDA could also differ significantly from our EBITDA calculated on a consolidated basis.

Non-Consolidated Operating Revenue. SK Telecom's operating revenue increased by 36.0% to Won 1,932.2 billion for the three months ended March 31, 2002 from Won 1,421.7 billion for the three months ended March 31, 2001, principally reflecting a 45.6% increase in cellular revenue driven principally by the merger with Shinsegi. The increase in SK Telecom's cellular revenue was principally due to an increase in the number of SK Telecom's wireless subscribers, which more than offset a decrease in the average monthly revenue per subscriber.

The number of SK Telecom's subscribers increased to approximately 16.0 million as of March 31, 2002 from approximately 10.9 million as of March 31, 2001, reflecting the Shinsegi merger and increased marketing activity after June 30, 2001, when we satisfied the FTC's condition to our acquisition of Shinsegi.

SK Telecom's non-consolidated average monthly revenue per subscriber decreased by 1.2% to Won 42,315 for the three months ended March 31, 2002 from Won 42,810 for the three months ended March 31, 2001. The decrease is principally due to the inclusion from January 12, 2002 of Shinsegi's subscribers, who produced lower average monthly revenue per subscriber, the reduction in tarriffs by 8.3% from January 2002 and the decrease in interconnection rates, which was partially offset by increases in wireless Internet average monthly revenue per subscriber and average monthly revenue per subscriber from value-added service. The impact of the Shinsegi merger, tariff reductions and decrease in interconnection rates was only partially offset by the positive effects of traffic substitution from fixed-line telecommunications services, the deactivation of some lower-usage subscribers following SK Telecom's introduction of more stringent involuntary subscriber deactivation policies in 2001 and increased use of SK Telecom's wireless data services.

Non-Consolidated Operating Income. SK Telecom's operating income increased by 6.2% to Won 663.1 billion for the three months ended March 31, 2002 from Won 624.6 billion for the three months ended March 31, 2001. SK Telecom's operating income increased at a lower rate than operating revenue because SK Telecom's operating expenses for the three months ended March 31, 2002 increased by 59.2% to

Won 1,269.2 billion compared to Won 797.1 billion for the three months ended March 31, 2001. SK Telecom's operating expenses increased primarily due to the Shinsegi merger, increases in labor costs, commissions paid, depreciation expenses, leased line expenses, advertising expenses, cost of goods sold and miscellaneous operating expenses.

Commissions paid to SK Telecom's authorized dealers increased by 134.0% to Won 439.7 billion for the three months ended March 31, 2002 compared to Won 187.9 billion for the three months ended March 31, 2001, primarily because SK Telecom was seeking to increase its wireless market share in the first quarter of 2002.

Advertising expenses increased by 27.0% to Won 65.7 billion for the three months ended March 31, 2002 compared to Won 51.7 billion for the three months ended March 31, 2001, primarily due to promotion of new services, such as UTO and wireless data service NATE.

Depreciation expenses increased by 60.4% to Won 297.7 billion for the three months ended March 31, 2002 compared to Won 185.6 billion for the three months ended March 31, 2001. The increase in depreciation expenses was primarily due to the Shinsegi merger and the expansion of SK Telecom's CDMA 1xRTT network.

Interconnection expenses decreased by 6.3% to Won 149.0 billion for the three months ended March 31, 2002 compared to Won 159.1 billion for the three months ended March 31, 2001, primarily due to the Shinsegi merger, a decrease in interconnection rates, and a decrease in the level of interconnection fees that SK Telecom must pay to other operators for calls made using their networks.

Leased line expenses increased by 27.1% to Won 65.7 billion for the three months ended March 31, 2002 compared to Won 51.7 billion for the three months ended March 31, 2001, primarily due to the Shinsegi merger and an increase in SK Telecom's network requirements for leased lines, principally as a result of increased use of SK Telecom's data services.

Labor expense increased by 53.8% to Won 96.9 billion for the three months ended March 31, 2002 compared to Won 63.0 billion for the three months ended March 31, 2001. The increase was primarily due to the inclusion of Shinsegi's labor expense for January 12, 2002 and higher wage levels.

Miscellaneous operating expenses increased by 40.8% to Won 147.3 billion for the three months ended March 31, 2002 compared to Won 104.6 billion for the three months ended March 31, 2001, primarily due to the Shinsegi merger and increased information technology outsourcing expenses.

Non-Consolidated Other Income. Other income, consisting primarily of interest, commissions, foreign exchange and translation gains, gains on disposal of property and equipment, equity in the earnings of affiliates and miscellaneous income, increased by 100.7% to Won 59.0 billion for the three months ended March 31, 2002 compared to Won 29.4 billion for the three months ended March 31, 2001. Other income increased primarily due to significant increases in commissions, equity in earnings of affiliates, gain on disposal of property and equipment and miscellaneous other income which were partially offset by decreases in interest income and foreign exchange and translation gains.

Non-Consolidated Other Expenses. Other expenses, consisting primarily of interest, donations, foreign exchange and translation losses, loss on disposal of property and equipment, equity in the losses of affiliates and miscellaneous expenses, increased by 11.9% to Won 85.6 billion for the three months ended March 31, 2002 compared to Won 76.5 billion for the three months ended March 31, 2001. Other expenses increased primarily due to an increase in interest and higher levels of donations in the three months ended March 31, 2002 which was partially offset by decreases in foreign exchange and translation losses, loss on disposal of property and equipment, equity in losses of affiliates and miscellaneous expenses. As a percentage of operating revenue, other expenses decreased to 4.4% for the three months ended March 31, 2002 from 5.4% for the three months ended March 31, 2001.

Non-Consolidated Income Tax. Provision for income taxes increased by 8.4% to Won 192.9 billion for the three months ended March 31, 2002 from Won 177.9 billion for the three months ended March 31, 2001.

Non-Consolidated Net Income. Principally as a result of the factors discussed above, SK Telecom's net income increased by 11.0% to Won 443.6 billion for the three months ended March 31, 2002 from Won 399.7 billion for the three months ended March 31, 2001.

Page

Nonconsolidated Financial Statements

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders and Board of Directors of SK Telecom Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the "Company") as of March 31, 2002, and the related non-consolidated statements of income and cash flows for the three months then ended (all expressed in Korean won). These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these non-consolidated financial statements based on our review. The non-consolidated financial statements as of and for the three months ended March 31, 2001, presented here for comparative purposes, were not audited or reviewed.

We conducted our review in accordance with standards for review of interim financial statements in Korea. The standards require that we plan and perform the review to obtain moderate assurance as to whether the interim non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquires of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements as of and for the three months ended March 31, 2002 are not presented fairly, in all material respects, in accordance with standards for preparing interim financial statements in Korea.

Our review also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, based on our review, nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a) to the accompanying non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Without affecting our conclusion, we draw attention to the following:

As described in Note 3 to the accompanying non-consolidated financial statements, on January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. in accordance with a resolution of the Company's board of directors dated September 21, 2001 and the approval of the shareholders of Shinsegi Telecomm, Inc. dated November 16, 2001.

As described in Note 22 to the accompanying non-consolidated financial statements, the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

Accounting principles and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. Accordingly, the accompanying non-consolidated financial statements are intended for use by those knowledgeable about Korean accounting standards and practices.

Ahn Kwon & Co., a member firm of Deloitte Touche Tohmatsu
Seoul, Korea

April 26, 2002

SK TELECOM CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS
March 31, 2001 and 2002

	2001	2002	2001	2002
	(In millions of Korean won)		(In thousands of U.S. dollars) (Note 2)	
	(Not reviewed)		(Not reviewed)	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents (Note 11)	₩ 5,015	₩ 10,416	$ 3,782	$ 7,856
Short-term financial instruments (Notes 11 and 20)	141,186	44,875	106,483	33,845
Marketable securities (Note 2)	560,277	375,000	422,564	282,827
Accounts receivable — trade (net of allowance for doubtful accounts of ₩69,272 million in 2001 and ₩80,467 million in 2002) (Notes 2 and 20)	695,057	1,046,660	524,215	789,396
Short-term loans (net of allowance for doubtful accounts of ₩193 million in 2001 and ₩230 million in 2002) (Notes 2, 5 and 20)	19,120	22,790	14,420	17,188
Accounts receivable — other (net of allowance for doubtful accounts of ₩31,163 million in 2001 and ₩72,540 million in 2002) (Notes 2, 11 and 20)	228,626	1,204,752	172,431	908,630
Inventories (Note 2)	3,219	2,823	2,428	2,129
Accrued income and other	48,297	50,212	36,426	37,870
Total Current Assets	1,700,797	2,757,528	1,282,749	2,079,741
NON-CURRENT ASSETS:				
Property and equipment, net (Notes 2, 6, 10, 18 and 19)	3,285,340	4,011,519	2,477,819	3,025,506
Intangible assets, net (Note 2)	79,896	2,446,556	60,258	1,845,204
Investment securities (Notes 2 and 4)	4,127,126	1,834,059	3,112,698	1,383,256
Long-term loans (net of allowance for doubtful accounts of ₩17,841 million in 2001 and ₩19,632 million in 2002) (Notes 2, 5, 11 and 20)	88,516	73,726	66,759	55,604
Guarantee deposits (Notes 11 and 20)	194,838	252,910	146,948	190,746
Long-term deposits and other (Note 18)	32,096	29,747	24,208	22,436
Deferred income tax assets (Notes 2 and 16)	39,566	—	29,841	—
Total Non-Current Assets	7,847,378	8,648,517	5,918,531	6,522,752
TOTAL ASSETS	₩9,548,175	₩11,406,045	$7,201,280	$8,602,493

SK TELECOM CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
March 31, 2001 and 2002

	2001	2002	2001	2002
	(In millions of Korean Won)		(In thousands of U.S. Dollars)	
	(Not reviewed)		(Not reviewed) (Note 2)	
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable (Notes 11 and 20)	₩ 672,598	₩ 789,377	$ 507,277	$ 595,352
Short-term borrowings	—	715,000	—	539,256
Income taxes payable	333,212	382,330	251,310	288,355
Accrued expenses	200,502	390,552	151,220	294,556
Current portion of facility deposits	10,133	14,292	7,642	10,779
Current portion of long-term debt (Notes 7, 8 and 10)	584,466	489,325	440,807	369,051
Other	158,288	195,518	119,383	147,461
Total Current Liabilities	1,959,199	2,976,394	1,477,639	2,244,810
LONG-TERM LIABILITIES:				
Bonds payable, net (Notes 2 and 7)	1,054,495	2,653,372	795,305	2,001,186
Long-term borrowings (Note 8)	54,886	37,706	41,395	28,438
Obligations under capital lease (Notes 2, 10 and 11)	—	517	—	390
Facility deposits (Note 9)	52,969	48,127	39,949	36,298
Accrued severance indemnities, net (Note 2)	21,645	75,992	16,325	57,314
Deferred income tax liabilities (Notes 2 and 16)	—	27,084	—	20,427
Other	24,665	36,903	18,602	27,832
Total Long-Term Liabilities	1,208,660	2,879,701	911,576	2,171,885
Total Liabilities	3,167,859	5,856,095	2,389,215	4,416,695
STOCKHOLDERS' EQUITY:				
Capital stock (Notes 1 and 12)	44,576	44,576	33,619	33,619
Capital surplus:				
Additional paid-in capital (Note 12)	3,736,253	2,895,246	2,817,900	2,183,608
Other capital surplus (Note 12)	12,293	—	9,271	—
Retained earnings:				
Appropriated (Note 13)	2,297,749	3,379,922	1,732,973	2,549,153
Unappropriated	400,745	449,540	302,244	339,045
Capital adjustments:				
Treasury stock (Note 14)	(5,043)	(1,192,940)	(3,803)	(899,721)
Loss on valuation of investment securities (Notes 2 and 4)	(106,775)	(27,592)	(80,530)	(20,810)
Stock options (Notes 2 and 15)	518	1,198	391	904
Total Stockholders' Equity	6,380,316	5,549,950	4,812,065	4,185,798
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₩9,548,175	₩11,406,045	$7,201,280	$8,602,493

See accompanying Notes to Non-Consolidated Financial Statements and Independent Accountants' Review Report.

SK TELECOM CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME
Three Months Ended March 31, 2001 and 2002

	2001	2002	2001	2002
	(In millions of Korean won)		(In thousands of U.S. dollars) (Note 2)	
	(Not reviewed)		(Not reviewed)	
OPERATING REVENUE (Note 20)	₩1,421,653	₩1,932,239	$1,072,217	$1,457,303
OPERATING EXPENSES:				
Labor cost	62,965	96,891	47,488	73,076
Commissions paid (Note 20)	187,904	439,690	141,718	331,616
Depreciation	185,564	297,689	139,953	224,518
Network interconnection (Note 20)	159,125	149,010	120,013	112,384
Leased line	51,743	65,730	39,025	49,574
Advertising	44,840	69,793	33,819	52,638
Cost of goods sold	334	3,017	252	2,275
Other	104,624	147,330	78,908	111,118
Sub-total	797,099	1,269,150	601,176	957,199
OPERATING INCOME	624,554	663,089	471,041	500,104
OTHER INCOME:				
Interest income	14,133	9,282	10,659	7,001
Commissions (Note 20)	4,337	17,583	3,271	13,261
Foreign exchange and translation gains (Note 2)	3,464	160	2,613	121
Reversal of allowance for doubtful accounts	—	1,527	—	1,152
Equity in earnings of affiliates (Notes 2 and 4)	—	21,679	—	16,350
Gain on disposal of property and equipment	590	1,862	445	1,404
Other	6,890	6,915	5,196	5,215
Sub-total	29,414	59,008	22,184	44,504
OTHER EXPENSES:				
Interest	25,743	68,745	19,415	51,848
Donations	10,680	11,427	8,055	8,618
Foreign exchange and translation losses (Note 2)	10,233	1,274	7,718	961
Loss on disposal of property and equipment	13,423	3,338	10,124	2,518
Equity in losses of affiliates (Notes 2 and 4)	14,389	—	10,852	—
Other	1,984	770	1,495	580
Sub-total	76,452	85,554	57,659	64,525
ORDINARY INCOME	577,516	636,543	435,566	480,083
EXTRAORDINARY GAINS:				
Gain on insurance settlement	₩ 22	₩ —	$ 18	$ —
INCOME BEFORE INCOME TAXES	577,538	636,543	435,584	480,083
PROVISION FOR INCOME TAXES (Notes 2 and 16):				
Currently payable	177,882	184,135	134,159	138,875
Deferred	—	8,767	—	6,612
Sub-total	177,882	192,902	134,159	145,487
NET INCOME	₩ 399,656	₩ 443,641	$ 301,425	$ 334,596
INCOME PER SHARE (In Korean won and U.S. dollars) (Notes 2 and 17)	₩ 4,487	₩ 5,265	$ 3.38	$ 3.97

See accompanying Notes to Non-Consolidated Financial Statements and Independent Accountants' Review Report.

SK TELECOM CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Months Ended March 31, 2001 and 2002

	2001	2002	2001	2002
	In millions of Korean won		*In thousands of U.S. dollars*	
		(not reviewed)		
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	₩ 399,656	₩ 443,641	$ 301,422	$ 334,596
Expenses not involving cash payments:				
Depreciation and amortization	188,421	316,175	142,108	238,461
Provision for severance indemnities	7,293	19,259	5,500	14,525
Loss on disposal of property and equipment	13,423	3,338	10,124	2,518
Provision for bad debts	2,958	1,902	2,231	1,434
Foreign translation loss	10,079	1,154	7,602	870
Equity in losses of affiliates	14,389	—	10,852	—
Deferred income taxes	—	8,767	—	6,612
Other	3,618	6,045	2,729	4,559
Sub-total	240,181	356,640	181,146	268,980
Income not involving cash receipts:				
Equity in earnings of affiliates	—	(21,679)	—	(16,350)
Foreign translation gain	(3,320)	(20)	(2,504)	(15)
Gain on disposal of property and equipment	(590)	(1,862)	(445)	(1,404)
Reversal of allowance for doubtful accounts	—	(1,527)	—	(1,152)
Other	(14)	(15)	(10)	(11)
Sub-total	(3,924)	(25,103)	(2,959)	(18,933)
Changes in assets and liabilities related to operating activities:				
Accounts receivable — trade	120,978	85,049	91,242	64,144
Accounts receivable — other	(65,284)	(77,376)	(49,237)	(58,357)
Inventories	169	240	127	181
Other current assets	433,129	(7,406)	326,668	(5,586)
Accounts payable	28,443	(175,073)	21,452	(132,041)
Income taxes payable	28,451	26,765	21,458	20,186
Accrued expenses	4,105	70,679	3,096	53,306
Current portion of facility deposits	107	3,892	81	2,935
Other current liabilities	19,599	99,271	14,782	74,871
Severance indemnity payments	(3,766)	(5,479)	(2,840)	(4,132)
Decrease in deposits for group severance indemnities and other deposits	2,062	1,916	1,555	1,445
Sub-total	567,993	22,478	428,384	16,952
Net Cash Provided by Operating Activities	1,203,906	797,656	907,992	601,596

SK TELECOM CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Three Months Ended March 31, 2001 and 2002

	2001	2002	2001	2002
	In millions of Korean won		In thousands of U.S. dollars	
		(not reviewed)		
CASH FLOWS FROM INVESTING ACTIVITIES:				
Decrease in short-term financial instruments	—	341,236	$ —	$ 257,362
Decrease in short-term loans and other current assets	2,825	8,582	2,131	6,473
Decrease in marketable securities	57,394	58,002	43,287	43,745
Proceeds from sale of investment securities	—	343	—	259
Decrease in long-term loans	21,181	—	15,975	—
Decrease in guarantee deposits	5,814	15,181	4,385	11,450
Proceeds from disposal of property and equipment	20,605	12,386	15,540	9,342
Proceeds from disposal of intangible assets	477	—	360	—
Acquisition of investment securities	(950,710)	(4,372)	(717,030)	(3,298)
Increase in long-term loans	(191)	(1,893)	(144)	(1,428)
Increase in guarantee deposits	(86,349)	(7,074)	(65,125)	(5,335)
Decrease (increase) in long-term deposits and other	(3,450)	512	(2,603)	386
Acquisition of property and equipment	(242,947)	(196,471)	(183,232)	(148,179)
Acquisition of intangible assets and deferred charges	(8,533)	(3,778)	(6,436)	(2,849)
Net Cash Provided by (Used in) Investing Activities	(1,183,884)	222,654	(892,891)	167,927
CASH FLOWS FROM FINANCING ACTIVITIES:				
Payment of short-term borrowings	(10,000)	(430,000)	$ (7,542)	$(324,308)
Payment of current portion of long-term debt	(14,781)	(183,610)	(11,148)	(138,480)
Payment of dividends	—	(57,265)	—	(43,190)
Decrease in facility deposits	(2,268)	(6,991)	(1,711)	(5,273)
Net increase in treasury stock	—	(351,734)	—	(265,279)
Other	1,199	3,952	905	2,981
Net Cash Used in Financing Activities	(25,850)	(1,025,648)	(19,496)	(773,549)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,828)	(5,338)	(4,396)	(4,026)
INCREASE IN CASH AND CASH EQUIVALENTS FROM MERGER WITH SHINSEGI TELECOMM, INC	—	2,159	—	1,628
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	10,843	13,595	8,178	10,254
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	₩ 5,015	₩ 10,416	$ 3,782	$ 7,856

See accompanying Notes to Non-Consolidated Financial Statements and Independent Accountants' Review Report.

SK TELECOM CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2001 (Unaudited or Not Reviewed) and 2002 (Unaudited)

1. General

SK Telecom Co., Ltd. (the "Company") was incorporated in March 1984 under the laws of Korea as a wholly-owned subsidiary of KT Corporation (formerly known as Korea Telecom Corp.), the Korean government-owned fixed-line telephone company, and is currently engaged in providing cellular telephone communication services. The Company's common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of March 31, 2002, the Company's largest shareholders are the SK Group (34.51%), KT Corporation (10.99%) and POSCO (formerly known as Pohang Iron & Steel Co., Ltd.) (6.87%).

2. Summary of Significant Accounting Policies

Significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows:

a. Basis of Presentation

The accompanying non-consolidated financial statements have been prepared in the Korean language (Hangul) in conformity with standards for preparing interim financial statements and reporting practices in the Republic of Korea. Certain accounting principles applied by the Company that conform with accounting standards in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting standards and practices. The accompanying non-consolidated financial statements have been restructured and translated into English from the Korean language financial statements. The statements of cash flows for the three months ended March 31, 2001 and 2002 are not required by standards for preparing interim financial statements in the Republic of Korea. Therefore, such cash flow statements have not been prepared in the Korean language financial statements.

The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translations of Korean won amounts into U.S. dollar amounts in the accompanying non-consolidated financial statements are included solely for the convenience of readers outside of Korea and have been made at the rate of ₩1,325.9 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the three months ended March 31, 2002. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b. Marketable Securities

Marketable securities, which consist of debt securities and debt unit trusts, are stated at fair value. Valuation gains or losses are reported in current operations.

c. Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained based on the estimated collectibility of individual accounts and historical bad debt experience.

d. Inventories

Inventories are stated at the lower of cost, determined using the moving average method, or net realizable value. Inventories consist of supplies for wireless telecommunication facilities.

e. Investment Securities

(1) Investments With 20% or More Ownership Interest

Investments in equity securities of affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company's initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company's portion of shareholders' equity of the investee.

(2) Other Investments

Investments in equity securities with readily determinable fair values and investments in available-for-sale debt securities are reported at fair value with unrealized gains or losses reported as a capital adjustment in shareholders' equity until realized. Declines in the fair value which are anticipated to be not recoverable are recorded as impairment losses in current operations after eliminating any previously recorded capital adjustment for temporary changes. Subsequent recoveries or other future changes in fair value are recorded as a capital adjustment in shareholders' equity.

Investments in equity securities without readily determinable fair values are reported at cost, except for declines in the Company's proportionate equity of the underlying book value of the investees which are anticipated to be not recoverable, which are recorded as impairment losses in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

Investments in government, public and corporate bonds are recorded at acquisition cost plus (or minus) the amortization of any difference between acquisition cost and par value of the bonds using the effective interest rate method.

f. Property and Equipment

Property and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. Expenditures which result in an enhancement of the value or extension of the useful life of the facilities involved are capitalized.

In addition, interest expense and other financial charges for borrowings related to the manufacture or construction of property and equipment are capitalized. Interest of ₩22,140 million (not reviewed) and ₩2,929 million, for the three months ended March 31, 2001 and 2002, respectively, was capitalized and included in property additions.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (3-30 years) of the related assets.

g. Intangible Assets

Intangible assets are stated at cost, less amortization computed using the straight-line method over 5 to 20 years.

h. Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

i. Accrued Severance Indemnities

In accordance with the Company's policy, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date. In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ₩6,453 million (not reviewed) and ₩7,181 million as of March 31, 2001 and 2002, respectively, are deducted from accrued severance indemnities.

The Company has deposits with insurance companies to fund the portion of the employees' severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. In 2000, the Company changed the beneficiary of such deposit from the Company itself to its employees. As a result, such funding of severance indemnities in outside insurance companies, of which the beneficiary is its employees, totaling ₩57,000 million (not reviewed) and ₩71,904 million as of March 31, 2001 and 2002, respectively, are deducted from accrued severance indemnities in accordance with Korean GAAP.

Severance indemnity payments amounted to ₩3,766 million (not reviewed) and ₩5,479 million for the three months ended March 31, 2001 and 2002, respectively.

j. Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital lease, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

k. Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ₩11,779 million (not reviewed) and ₩33,212 million for the three months ended March 31, 2001 and 2002, respectively, and external research and development costs of ₩5,750 million (not reviewed) and ₩10,750 million for the three months ended March 31, 2001 and 2002, respectively.

l. Accounting for Foreign Currency Transactions

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated in the accompanying non-consolidated financial statements at the Base Rates announced by the Korean government on the balance sheet dates, which, for U.S. dollars, were ₩1,328.00=US$1 and ₩1,326.40=US$1 at March 31, 2001 and 2002, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

m. Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan. The plan was established, effective as of March 17, 2000, to reward the performance of its management who have contributed, or have the ability to contribute, significantly to the Company (see Note 15). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean financial accounting standards, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the life of the option, dividends on the stock, or the risk-free interest rate.

n. Income Taxes

Deferred income tax assets and liabilities are recognized for (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. The measurement of current and deferred tax assets and liabilities is based on the provisions of currently enacted Korean Tax Law. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

o. Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

3. Acquisition of and Merger With Shinsegi Telecomm, Inc.

In order to maximize shareholder value through voluntary restructuring of the domestic wireless telecom industry, Company management approved the acquisition of a 51.2% equity interest in Shinsegi Telecomm, Inc.'s common stock on December 20, 1999 and, on December 28, 1999, the Company acquired a 23.5% equity interest through the purchase of Shinsegi Telecomm, Inc.'s common stock held by Kolon International Corporation and other minority interests for ₩1,088,819 million. The Company acquired the remaining 27.7% equity interest on April 27, 2000 from POSCO by the issuance of 5,794,924 shares of the Company's common stock with a market value of ₩1,657,348 million on the issuance date.

The transaction was accounted for under the purchase method of accounting and generated ₩2,560,690 million in goodwill, which is being amortized on a straight-line basis over a twenty year period.

The acquisition of a 51.2% equity interest in Shinsegi Telecomm, Inc.'s common stock completed on April 27, 2000 is summarized as follows:

	In millions of Korean Won
Fair value of assets acquired	₩ 1,183,633
Goodwill	2,560,690
Elimination of investment in unconsolidated affiliate	(1,067,180)
Assumed liabilities	(1,018,710)
Acquisition cost after adding incidental costs of ₩1,085 million	₩ 1,658,433

Since the acquisition is accounted for as a purchase, the results of operations of Shinsegi Telecomm, Inc. are consolidated with the Company's results of operations from April 1, 2000.

In 2001, the Company acquired an additional 19.2% equity interest in Shinsegi Telecomm, Inc. for ₩327,733 million. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to assets acquired and liabilities assumed based on the fair value at the date when the Company acquired a majority equity interest in Shinsegi Telecomm, Inc. The excess unallocated purchase price of ₩299,121 million was recorded as a decrease in capital surplus in accordance with Korean financial accounting standards.

On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. in accordance with a resolution of the Company's board of directors dated September 21, 2001 and the approval of shareholders of Shinsegi Telecomm, Inc. dated November 16, 2001. The exchange ratio of common stock between the Company and Shinsegi Telecomm, Inc. was 0.05696 to 1. Using such exchange ratio, the Company distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. and the Company retired all shares of Shinsegi Telecomm, Inc. owned by the Company upon the merger.

The condensed balance sheets of Shinsegi Telecomm, Inc. as of December 31, 2001 and January 12, 2002 and the condensed statements of operations for the year ended December 31, 2001 and the period from January 1, 2002 to January 12, 2002, which have been adjusted for the difference in depreciation methods between the Company and Shinsegi Telecomm, Inc., are as follows (in millions of Korean won):

	December 31, 2001	January 12, 2002
(Condensed balance sheets)		
Current assets	₩ 578,627	₩ 574,319
Non-current asset	1,131,930	1,126,811
Total Assets	₩1,710,557	₩1,701,130
Current liabilities	₩1,089,375	₩1,077,440
Long-term liabilities	513,109	509,934
Total Liabilities	1,602,484	1,587,374
Capital stock	800,000	800,000
Deficit	(689,599)	(680,058)
Capital adjustment	(2,328)	(6,186)
Total Stockholders' Equity	108,073	113,756
Total Liabilities and Stockholders' Equity	₩1,710,557	₩1,701,130

	Year Ended December 31, 2001	Period from Jan. 1, 2002 to January 12, 2002
(Condensed statements of operations)		
Operating revenue	₩ 2,007,018	₩ 71,638
Operating expenses	(1,793,130)	(58,562)
Operating income	213,888	13,076
Other income	71,598	2,570
Other expenses	(181,938)	(3,141)
Income before income taxes	103,548	12,505
Provision for income taxes	(135,105)	(2,964)
Net income (loss)	₩ (31,557)	₩ 9,541

4. Investment Securities

Investment securities as of March 31, 2001 and 2002 are as follows (in millions of Korean won):

	March 31, 2002			Carrying Amount	
	Ownership Percentage (%)	Acquisition Cost	Fair Value or Net Asset Value	2001 (Not reviewed)	2002
(Investments in affiliates)					
SK IMT Co., Ltd.	61.3	₩981,382	₩1,000,930	₩ 905,221	₩1,000,930
SK Teletech Co., Ltd.	61.7	25,556	55,434(**)	40,138	55,434
SK Capital Co., Ltd.	100.0	50,000	57,502(**)	57,405	57,502
SKTI Inc.	100.0	7,747	4,389(**)	6,023	6,023
SKTI LLC	99.7	9,469	9,714(*)	9,330	9,720
NetsGo Co., Ltd.	95.8	82,217	51,641(**)	78,004	51,641
SK Telink Co., Ltd.	90.8	5,296	25,217(**)	17,145	25,217
SK C&C Co., Ltd.	30.0	19,071	48,188	38,615	56,039
SK Wyverns Baseball Club	99.9	1,000	—	517	—
STIC IT Venture Capital	30.8	8,000	8,038(**)	8,481	8,038
Bill-Plus Co., Ltd.	80.0	400	247(**)	4,513	417
VCASH	25.0	3,750	2,726	3,640	2,726
DSS Mobile Communications Ltd.	29.5	2,494	—	—	—
Iridium Korea Co., Ltd.	100.0	4,000	6,131(**)	5,271	5,271
Daegu Electronics Co., Ltd.	34.0	680	748(**)	680	680
SLD Telecom	53.8	7,347	4,749(**)	1,533	7,347
Skytel	25.3	2,159	2,804(**)	1,484	3,026
SK China Company Ltd.	20.7	3,195	3,870(**)	3,195	3,870
Eonex Technologies, Inc.	26.0	3,600	2,605(**)	3,600	3,600
Global Credit & Information Corp.	50.0	2,410	1,794(**)	2,410	2,410
SK USA	49.0	3,184	3,270(**)	—	3,184
Shinsegi Telecomm, Inc.	—	—	—	2,572,263	—
Other investments in affiliates		20,810		6,323	21,149

	March 31, 2002			Carrying Amount	
	Ownership Percentage (%)	Acquisition Cost	Fair Value or Net Asset Value	2001 (Not reviewed)	2002
(Investments in listed companies)					
Digital Chosunilbo Co., Ltd.	10.1	5,781	5,088	6,417	5,088
Hanaro Telecom Inc.	5.7	151,374	112,627	48,665	112,627
(Investments in non-listed companies)					
SK Group Japan Co., Ltd. ...	16.5	16,417	16,002(**)	11,131	16,417
Intec Telecom Ltd.	9.9	5,981	1,888	5,981	5,981
Powercomm Co., Ltd.	5.0	240,243	41,170(**)	240,243	240,243
Japan MBCO	8.2	12,288	9,023	—	12,288
Cyber IQ Systems Inc.	3.4	3,326	—	3,326	—
Korea Radio Wave Basestation Management and others....		46,663		25,656	46,663
(Other)					
Investments in public bonds ..		2,824		2,701	2,824
Convertible bonds of Intec Telecom Co., Ltd.		9,514		9,514	9,514
Subordinated bonds of SK Life Insurance Co., Ltd. ...		50,000		—	50,000
Other		8,191		7,701	8,190
				₩4,127,126	₩1,834,059

(*) Reflect net asset value as of December 31, 2000.

(**) Reflect net asset value as of December 31, 2001.

The net unrealized loss on investments in common stock of Digital Chosunilbo Co., Ltd. and Hanaro Telecom, Inc. as of March 31, 2001 and 2002, totaling ₩112,587 million (not reviewed) and ₩39,441 million, respectively, were recorded as a capital adjustment.

DSS Mobile Communication, an Indian company, has had a deficiency in assets since March 31, 1998. SK Wyverns Baseball Club had a deficiency in assets since December 31, 2001.

The net asset value of the Company's investments in the common stock of Powercomm Co., Ltd. was ₩41,170 million as of March 31, 2002, which was ₩199,073 million less than the carrying amount. However, no valuation allowance was provided for these investments as Company management expects the carrying amount of its investment to be recoverable in the near future and that any decline in value is temporary (see Note 2 (e)).

On March 30, 2002, the Company transferred its paging business to Intec Telecom in exchange for 9.9% of Intec Telecom's newly issued common stock and bonds with a principal amount of ₩9.5 billion that can be converted into an additional 7.8% interest in Intec Telecom.

As allowed under Korean financial accounting standards, investments in equity securities of Bill-Plus Co., Ltd., Iridium Korea Co., Ltd., Daegu Electronics Co., Ltd., SKTI Inc., SK USA and others were not accounted for using the equity method of accounting, as their total assets at December 31, 2001 were less than ₩7 billion.

Details of the changes in investments in affiliates accounted for using the equity method for the three months ended March 31, 2001 and 2002 are as follows (in millions of Korean won):

	For the Three Months Ended March 31, 2001 (not reviewed)						
	Beginning Balance	Acquisition	Equity in Earnings (Losses)	Equity in Capital Adjustments	Dividends Received	Decrease	Ending Balance
Shinsegi Telecomm, Inc.	2,587,261	—	(14,998)	—	—	—	2,572,263
SK IMT Co., Ltd. (Note 1)	905,221	—	—	—	—	—	905,221
SK Teletech Co., Ltd.	38,940	—	1,198	—	—	—	40,138
SK Capital Co., Ltd. (Note 1)	57,405	—	—	—	—	—	57,405
SKTI LLC (Note 1)	9,330	—	—	—	—	—	9,330
Netsgo Co., Ltd. (Note 1)	78,004	—	—	—	—	—	78,004
SK Telink Co., Ltd. (Note 1)	17,145	—	—	—	—	—	17,145
SK C&C Co., Ltd.	39,804	—	(589)	—	(600)	—	38,615
SK Wyverns Baseball Club (Note 1)	517	—	—	—	—	—	517
STIC IT Venture Capital (Note 1)	8,481	—	—	—	—	—	8,481
VCASH (Note 1)	3,640	—	—	—	—	—	3,640
	3,745,748	—	(14,389)	—	(600)	—	3,730,759

(Note 1) Investments in equity securities are carried using the equity method of accounting, based on the financial information as of December 31, 2000 as the information as of March 31, 2001 was not available.

	For the Three Months Ended March 31, 2002						
	Beginning Balance	Acquisition	Equity in Earnings (Losses)	Equity in Capital Adjustments	Dividends Received	Decrease	Ending Balance
Shinsegi Telecomm, Inc. (Note 2)	2,706,652	—	6,718	319	—	(2,713,689)	—
SK IMT Co., Ltd.	996,591	—	4,339	—	—	—	1,000,930
SK Teletech Co., Ltd. (Note 3)	55,548	—	(114)	—	—	—	55,434
SK Capital Co., Ltd. (Note 3)	57,502	—	—	—	—	—	57,502
SKTI LLC (Note 3)	9,720	—	—	—	—	—	9,720
NetsGo Co., Ltd. (Note 3)	51,641	—	—	—	—	—	51,641
SK Telink Co., Ltd. (Note 3)	25,217	—	—	—	—	—	25,217
SK C&C Co., Ltd.	42,016	—	10,939	3,084	—	—	56,039
STIC IT Venture Capital (Note 3)	8,029	—	(6)	15	—	—	8,038
VCASH	2,997	—	(274)	3	—	—	2,726
Skytel (Note 3)	2,750	—	(27)	303	—	—	3,026
SK China Company Ltd. (Note 3)	3,763	—	104	3	—	—	3,870
	3,962,426	—	21,679	3,727	—	(2,713,689)	1,274,143

(Note 2) Investments in equity securities of Shinsegi Telecomm, Inc. were accounted for using the equity method of accounting until the merger in January 2002.

(Note 3) Investments in equity securities are carried using the equity method of accounting, based on the financial information as of December 31, 2001 as the information as of March 31, 2002 was not available.

5. Loans to Employees

Short-term and long-term loans to employees as of March 31, 2001 and 2002 are as follows (in millions of Korean won):

	2001 (Not reviewed)	2002
Loans to employees' stock ownership association	₩80,893	₩55,360
Loans to employees for housing and other	2,237	2,021
	₩83,130	₩57,381

6. Property and Equipment

Property and equipment as of March 31, 2001 and 2002 are as follows (in millions of Korean won):

	Useful Lives (Years)	2001 (Not reviewed)	2002
Land	—	₩ 240,417	₩ 440,302
Buildings and structures	30,15	856,214	948,460
Machinery	3-6	4,173,909	5,949,012
Vehicles	3-4	16,962	13,839
Other	3-4	427,426	602,274
Construction in progress	—	694,478	194,907
		6,409,406	8,148,794
Less accumulated depreciation		(3,124,066)	(4,137,245)
Property and equipment, net		₩ 3,285,340	₩ 4,011,519

The government-declared standard value of land owned as of March 31, 2001 and 2002 is ₩207,105 million (not reviewed) and ₩346,957 million, respectively.

7. Bonds Payable

Bonds payable as of March 31, 2001 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Maturity Year	Annual Interest Rate (%)	2001	2002
			(Not reviewed)	
Domestic general bonds	2001	8.0-16.0	₩ 550,000	₩ —
Domestic general bonds	2002	8.0-9.0	150,000	350,000
Domestic general bonds	2003	5.0-9.9	650,000	910000
Domestic general bonds	2004	5.0-7.0	—	1,120,000
Domestic general bonds	2006	6.0	—	400,000
Dollar denominated bonds (US$200,078)	2004	7.75	265,703	265,383
Total			1,615,703	3,045,383
Less discounts on bonds			(15,151)	(43,296)
Net			1,600,552	3,002,087
Less portion due within one year			(546,057)	(348,715)
Long-term portion			₩1,054,495	₩2,653,372

8. Long-Term Borrowings

Long-term borrowings denominated in Korean won as of March 31, 2001 and 2002 are as follows (in millions of Korean won):

Lender	Final Maturity Year	Annual Interest Rate (%)	2001	2002
			(Not reviewed)	
Korea Development Bank	2001	Floating rate	₩ 2,625	₩ —
Shinhan Bank	2002	6.54%	—	24,600
Korea Development Bank	2004	Floating rate	40,625	28,125
Total			43,250	52,725
Less portion due within one year			(15,125)	(37,100)
Long-term portion			₩ 28,125	₩ 15,625

At March 31, 2002, the floating rate for Korea Development Bank borrowings is 7.90%.

Long-term borrowings denominated in foreign currency as of March 31, 2001 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars):

Lender	Final Maturity Year	Annual Interest Rate(%)	2001	2002
			(not reviewed)	
Korea Development Bank	2002	3M Libor + 3.2	US$1,428	US$—
Korea Development Bank	2002	3M Libor + 2.0	7,149	—
Korea Development Bank	2004	3M Libor + 3.45	29,107	20,151
BNP Paribas	2002	6M Libor + 0.5	—	40,000
Hanvit Bank	2005	Floating rates	—	8,178
Korea Exchange Bank	2002	6M Libor + 0.65	—	6,000
Korea Exchange Bank	2002	6M Libor + 0.7	—	20,000
Total in foreign currency			US$37,684	US$94,329
Equivalent in Korean won			₩ 50,044	₩ 125,118
Less portion due within one year			(23,283)	(103,037)
Long-term portion			₩ 26,761	₩ 22,081

At March 31, 2002, the 3M Libor, 6M Libor and Floating rates of Hanvit Bank are 2.03%, 2.33% and 3.46%, respectively.

The future maturities of long-term borrowings at March 31, 2002 are as follows (in millions of Korean won) :

Twelve months ending March 31,	Long-term Borrowings in Korean Won	Long-term Borrowings in Foreign Currency	Total
2003	₩37,100	₩103,037	₩140,137
2004	12,500	15,495	27,995
2005	3,125	6,586	9,711
	₩52,725	₩125,118	₩177,843

9. Facility Deposits

The Company receives facility guarantee deposits from customers of cellular and paging services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Facility guarantee deposits by service type held, excluding current portion, as of March 31, 2001 and 2002 are as follows (in millions of Korean won except deposit per subscriber amounts):

Service Type	Deposit Per Subscriber	2001	2002
		(Not reviewed)	
Cellular	₩200,000	₩52,726	₩48,127
Paging	22,000	242	—
Local phones	100,000	1	—
Total		₩52,969	₩48,127

The Company offers existing and new cellular subscribers the option of obtaining facility insurance from Seoul Guarantee Insurance Company ("SGIC") in lieu of the facility deposit. Existing subscribers who elect this option are refunded their facility deposits. As a result, the balance of facility guarantee deposits has been decreasing. As the Company transferred its paging business to Intec Telecom and withdrew the local phone business, the Company has no deposits for paging and local phones as of March 31, 2002.

10. Leases

As the Company merged with Shinsegi Telecomm, Inc. in January 2002, certain capital leases made by Shinsegi Telecomm, Inc. were transferred to the Company. The capitalized cost and accumulated depreciation related to these leased assets as of March 31, 2002 are ₩1,043 million and ₩107 million, respectively, and depreciation expense for the three months ended March 31, 2002 were ₩107 million.

Future minimum payments under capital leases as of March 31, 2002 are as follows (in millions of Korean won):

Twelve Months Ending March 31,	Principal	Interest	Total
2003	₩472	₩ 75	₩ 547
2004	517	30	547
Total	₩989	₩105	₩1,094

As the Company merged with Shinsegi Telecomm, Inc., certain operating lease made by Shinsegi Telecomm, Inc. were transferred to the Company. As of March 31, 2002, the minimum lease payables under operating leases are as follows (in millions of Korean won):

Twelve Months Ending March 31,	Lease Payable in Korean Won	Lease Payable in Foreign Currency	Total
2003	₩2,594	₩4,173	₩6,767
2004	441	842	1,283
Total	₩3,035	₩5,015	₩8,050

Lease expense for the three months ended March 31, 2002 was ₩1,596 million.

11. Assets and Liabilities Denominated in Foreign Currencies

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 7 and 8) as of March 31, 2001 and 2002 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousand of Japanese yen, thousands of Great Britain pounds, thousands of Chinese renminbi, thousand of

Singaporean dollars, thousands of euros, thousands of Norwegian krones, thousands of Swedish krones, thousands of Italian lira, thousands of Swiss francs and thousands of Indian rupee):

	2001 (Not reviewed)		2002	
	Foreign Currencies	Korean Won Equivalent	Foreign Currencies	Korean Won Equivalent
Cash and cash equivalents	US$ 252	₩ 335	US$ 1,755	₩ 2,328
Short-term financial instruments	US$46,251	61,421	US$31,258	41,460
Accounts receivable — other	US$ 2,402	3,189	US$ 1,127	1,495
Long-term loans	US$ 69	91	—	—
Guarantee deposits	US$ 2	3	US $ 59	78
		₩65,039		₩45,361
Accounts payable	US$ 815	₩ 1,083	US$ 1,760	₩ 2,335
	JPY11,229	118	JPY 6,152	61
	HK$ 251	43	HK$ 553	94
	CNY 53	8	CNY 73	12
	CHF 16	13	SG$ 34	24
	SGD 21	16	AU$ 1	1
	AUD 2	1	CA$ 1	1
	ITL 400	—	EUR 5	6
		—	GBP 13	25
		—	NOK 4	1
		—	SEK 6	1
Obligations under capital lease including current portion		—	US$ 746	989
		₩ 1,282		₩ 3,550

12. Capital Stock

The Company's outstanding capital stock consists entirely of common stock with a par value of ₩500. The number of authorized, issued and outstanding common shares as of March 31, 2001 and 2002 are as follows:

	2001 (Not reviewed)	2002
Authorized shares	220,000,000	220,000,000
Issued shares	89,152,670	89,152,670
Outstanding shares, net of treasury stock	89,079,034	84,299,698

The number of authorized shares of preferred stock as of March 31, 2002 is 5,500,000 shares, none of which is outstanding as of March 31, 2002.

Significant changes in common stock and additional paid-in capital during the three months ended March 31, 2001 and 2002 are as follows (in millions of Korean won except for share data):

	Number of Shares Issued (Note 1)	Common Stock	Additional Paid-in Capital
At December 31, 2000	89,152,670	₩44,576	₩3,736,253
At March 31, 2001 (not reviewed)	89,152,670	₩44,576	₩3,736,253
At December 31, 2001	89,152,670	₩44,576	₩3,736,253
The excess unallocated purchase price (Note 2)	—	—	(841,007)
At March 31, 2002	89,152,670	₩44,576	₩2,895,246

(Note 1) Number of shares has been adjusted to give retroactive effect to the 1:10 stock split declared on March 17, 2000.

(Note 2) The excess unallocated price relating to the additional acquisition of equity interests in Shinsegi Telecomm, Inc. after its acquisition of a majority equity interest on April 27, 2000, was deducted from other capital surplus and additional paid-in capital accounts by ₩12,293 million and ₩841,007 million, respectively, at the date of the merger with Shinsegi Telecomm, Inc., in accordance with the Korean financial accounting standards.

13. Retained Earnings

The details of appropriated retained earnings as of March 31, 2001 and 2002 are as follows (in millions of Korean won) :

	2001 (not reviewed)	2002
Legal reserve	₩ 11,400	₩ 17,200
Reserve for improvement of financial structure	33,000	33,000
Reserve for business rationalization	126,493	169,493
Reserve for loss on foreign investment	48,818	29,191
Reserve for loss on disposal of treasury stock	—	240,000
Reserve for technology development	301,300	365,300
Reserve for business expansion	1,776,738	2,525,738
Total	₩2,297,749	₩3,379,922

a. Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b. Reserve for Improvement of Financial Structure

The Financial Control Regulation for Listed Companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to the net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders' equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c. Reserve for Business Rationalization

In accordance with the Tax Exemption and Reduction Control Law, the amount of tax benefit associated with certain tax exemptions and tax credits must be appropriated as a reserve for business rationalization. The reserve for business rationalization may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

d. Reserves for Loss on Foreign Investment, Loss on Disposal of Treasury Stock and Technology Development

Reserves for loss on foreign investment, loss on disposal of treasury stock and technology development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

e. Reserve for Business Expansion

The reserve for business expansion is voluntary and was approved by the board of directors and shareholders.

14. Treasury Stock

Upon issuances of stock dividends and new common stock, the Company acquired fractional shares totaling 73,636 shares through 2000. In addition, the Company acquired 3,566,100 shares of treasury stock in the market for ₩789,667 million in 2001 in order to stabilize the market price of its stock. The acquired shares are recorded as a capital adjustment item within stockholders' equity.

On October 26, 2001 in accordance with the approval of its board of directors, the Company established trust funds with four Korean banks with a total funding of ₩1.3 trillion for the purpose of acquiring its shares at market prices. These funds purchased 2,674,580 shares of the Company's common stock, or approximately 3.0% of its outstanding shares, from KT Corporation for ₩669,982 million on November 6, 2001 and 1,367,180 shares of the Company's common stock from SK Global Co., Ltd. for ₩350,698 million on January 31, 2002.

A loss on disposal of treasury stock of ₩155 million resulted from the disposal of 155,050 shares of treasury stock for ₩38,685 million in 2001 that had been acquired through the trust funds. The loss was reflected as a direct adjustment to unappropriate retained earnings.

On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. The cost of the treasury stock distributed was ₩584,646 million. Upon the merger with Shinsegi Telecomm, Inc., the Company acquired fractional shares of totaling 4,179 shares for ₩1,036 million.

15. Stock Options

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ₩424,000 per share, 43,820 shares at an exercise price of ₩211,000 per share and 65,730 shares at an exercise price of ₩267,000 per share, respectively. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. There were no forfeited or expired stock options for the three months ended March 31, 2001 and 2002.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean financial accounting standards. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ₩500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost is measured at ₩1,533 million for options granted in 2000, ₩237 million for options granted in 2001 and ₩3,247 million for options granted in 2002 and is recognized over the service period (three years). Such compensation cost of ₩135 million (not reviewed) and ₩238 million for the three months ended March 31, 2001 and 2002, respectively, was charged to current operations and recorded as a capital adjustment.

If the Company had not excluded the volatility factor, the pro forma net income for the three months ended March, 2001 and 2002 is ₩399,480 million (not reviewed)and ₩443,023 million, respectively, and the pro forma net income per common share for the three months ended March 31, 2001 and 2002 is ₩4,485 (not reviewed) and ₩5,257, respectively. Expected volatilities of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002 were used in estimating the value of the stock options.

16. Income Taxes

The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes, for the three months ended March 31, 2002 (in millions of Korean won):

	Amounts
Income before income taxes	₩636,543
Additions (deductions):	
Allowance for doubtful accounts	22,000
Accrued expenses	(3,278)
Loss on impairment of investment securities	11,773
Accrued interest income	(2,946)
Foreign exchange loss	(3,278)
Depreciation	2,355
Equity in losses of affiliates	(21,679)
Tax-free reserve	(4,000)
Other	2,721
Net taxable income	₩640,211
Corporate income taxes at statutory Korean corporate income tax rate of 27%	₩172,845
Tax credit for investments	(6,600)
Corporate income taxes payable	166,245
Resident surtax payable	16,570
Special surtax for agriculture and fishery industries	1,320
Total income taxes payable	₩184,135

The difference between income taxes computed using the statutory Korea corporate income tax rate and the recorded income taxes for the three months ended March 31, 2001 and 2002 is attributable to the following (in millions of Korean won):

	2001 (Note 1) (Not reviewed)	2002
Income taxes at statutory income tax rate of 28% and 27% in 2001 and 2002, respectively	₩161,711	₩171,867
Resident surtax payable	16,171	17,187
Tax credit for investments, technology and human resource development	—	(7,260)
Special surtax for agriculture and fishery industries	—	1,320
Permanent differences and other	—	9,788
Recorded income tax expense (30.80% and 30.30% in 2001 and 2002, respectively)	₩177,882	₩192,902

(Note 1) The income taxes for the three months ended March 31, 2001, was computed by using the statutory tax rate of 30.8%, including a 2.8% resident surtax. The Company did not prepare a reconciliation between financial accounting income and taxable income.

The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at March 31, 2002 are as follows (in millions of Korean won):

	Amounts
Depreciation	₩ 13,076
Allowance for doubtful accounts	43,395
Loss on impairment of investment securities	25,631
Foreign translation loss	5,227
Accrued interest income	(1,813)
Equity in losses of affiliates	(21,072)
Tax free reserves for technology development	(75,053)
Tax free reserves for loss on foreign investments	—
Tax free reserves for loss on disposal of treasury stock	(70,359)
Others	21,921
Total deferred tax assets (liabilities)	(59,047)
Tax credit carryforwards	31,963
Total deferred tax assets (liabilities)	₩(27,084)

The tax credit carryforwards as of March 31, 2002 are investment, technology and human resource development tax credits transferred from Shinsegi Telecomm, Inc. through the merger in January 2002.

17. Net Income Per Share

Net income per share for the three months ended March 31, 2001 and 2002 is computed as follows:

	2001 (Not reviewed)	2002
Net income (in millions of Korean won)	₩ 399,656	₩ 443,641
Weighted average number of common shares outstanding	89,079,034	84,265,626
Net income per share	₩ 4,487	₩ 5,265

The weighted average number of common shares outstanding for the three months ended March 31, 2001 and 2002 is calculated as follows:

	Number of Shares	Weighted Number of Days	Weighted Number of Shares
For the three months ended March 31, 2001 (not reviewed):			
At January 1, 2001	89,152,670	90/90	83,152,670
Treasury stock, at the beginning of period	(73,636)	90/90	(73,636)
Total	89,079,034		89,079,034
For the three months ended March 31, 2002:			
At January 1, 2002	89,152,670	90/90	89,152,670
Treasury stock, at the beginning of period	(6,159,266)	90/90	(6,159,266)
Decrease in treasury stock, net	1,306,294	(note 1)	1,272,222
Total	84,299,698		84,265,626

(note 1) The treasury stock was acquired or disposed of on several different dates during the three months ended March 31, 2002 and the weighted number of shares was calculated considering each transaction date.

Diluted income per share for the three months ended March 31, 2001 and 2002 is computed as follows:

	2001 (Not reviewed)	2002
Adjusted net income (Note 2) (in millions of Korean won)	₩ 399,656	₩ 443,661
Adjusted weighted average number of common shares outstanding (note 2)	89,079,034	84,274,603
	₩ 4,487	₩ 5,264

(note 2) In the three months ended March 31, 2001, the assumed exercise of stock options was not reflected in diluted earnings per share because the exercise price as of March 31, 2001 exceeded the average market price of common stock for the period. In the three months ended March 31, 2002, for the calculation of diluted income per share, the net income and weighted average number of common shares outstanding are adjusted assuming the exercise of stock options on January 1, 2002.

The numerator and denominator of basic and diluted income per share for the three months ended March 31, 2002 is as follows:

	Net Income	Average Weighted Number of Shares	Per-share Amount
	(In millions of Korean Won)		(In Korean Won)
Basic income per share	₩443,641	84,265,626	₩5,265
Effect of stock options	20	8,977	
Diluted income per share	₩443,661	84,274,603	₩5,264

18. Commitments and Contingencies

a. At March 31, 2002, the Company's property and equipment (land, buildings and machinery), amounting to ₩67,258 million in carrying value, are pledged as collateral for borrowings from Korea Development Bank. In addition, the Company has provided one blank check and note to Shinhan Capital Co., Ltd. and 1st Hanareum Securitization Specialty, LLC, respectively, as collateral for guarantees on the Company's obligation under lease agreements.

b. At March 31, 2002, the Company has outstanding guarantee deposits for its checking accounts totaling ₩36 million.

c. On June 9, 2001, the Chase Manhattan Bank ("Chase") filed a lawsuit against the Company and certain other defendants in the U.S. District Court in Delaware. In the lawsuit, Chase alleges that the Company and other members of Iridium LLC are severally obligated to pay Chase certain amounts allegedly due under the Iridium operating agreement as a reserve capital call. The claim arises out of a US$800 million syndicated loan to a subsidiary of Iridium by Chase and other banks and financial institutions. The Company's obligation under the reserve capital call is alleged to be approximately US$10 million. In the lawsuit, Chase also alleges fraud and negligent misrepresentation and seeks to hold the Company jointly and severally liable for the full US$800 million amount of the loan. The Company is vigorously defending the lawsuit and believes that any liability the Company may be subject to thereunder will not be material. The Company has not set aside any reserve or made any other provision in respect of Chase's claims.

19. Insurance

At March 31, 2002, certain of the Company's assets are insured with local insurance companies as follows (in millions of Korean won):

Asset	Risk	Carrying Value	Coverage
Property and equipment	Fire and comprehensive liability	₩5,477,075	₩5,143,286

20. Transactions With Affiliated and Related Companies

In the normal course of business, the Company uses certain telecommunication facilities owned by KT Corporation (a shareholder) and engages in other transactions with affiliates. Total expenses charged by KT Corporation related to use of certain telecommunication facilities owned by KT Corporation amounted to ₩32,484 million for the three months ended March 31, 2002. Significant related party transactions and balances as of and for the three months ended March 31, 2001 and 2002 were as follows (in millions of Korean won):

Description	2001 (Not reviewed)	2002
Transactions		
SK C&C:		
Purchases of property and equipment	₩13,867	₩8,064
Commissions paid (note 1)	43,653	50,341
Commission and other income	1,626	1,675
SK Engineering & Construction Co., Ltd.:		
Construction (note 2)	6,034	17,794
Commissions paid and other expenses	—	56
Commissions income and other	101	206
SK Global:		
Purchases of property and equipment	69,483	3,474
Commissions paid and other expenses	2,522	10,019
Commissions income and other income	212	281
SK Corporation:		
Commissions paid and other expenses	7,987	12,212
Commissions income and other income	441	1,035
Shinsegi Telecomm, Inc.:		
Network interconnection income	22,496	—
Network interconnection expenses	26,088	—
Commissions paid and other expenses	474	—
Commissions income and other income	2,423	—
Balances		
SK C&C:		
Accounts receivable — other	₩355	₩92
Accounts payable	37,334	40,310
Guarantee deposits received	495	284
SK Engineering & Construction Co., Ltd.:		
Accounts receivable — other	37	50
Accounts payable	2,857	2,407
Guarantee deposits received	90	130
SK Global:		
Accounts receivable — other	141	19,523
Guarantee deposits	128	112
Accounts payable	8,392	6,650
Guarantee deposits received	393	453

Description	2001 (Not reviewed)	2002
SK Corporation:		
Accounts receivable — other	102	229
Guarantee deposits (note 3)	1,000	80,113
Accounts payable	5,468	7,423
Guarantee deposits received	6,290	9,885
Shinsegi Telecomm, Inc.:		
Accounts receivable — trade	20	—
Accounts receivable — others	215	—
Guarantee deposits	5	—
Accounts payable	2,345	—
Guarantee deposits received	20	—
SK Wyverns Baseball Club:		
Long-term and short-term loans	17,100	24,682
SK Life Insurance Co., Ltd.:		
Accounts receivable — other	21	3
Deposits for severance indemnities	28,126	35,928
Guarantee deposits	3	60
Accounts payable	151	224
Guarantee deposits received	786	786

(Note 1) The Company is a party to an agreement with SK C&C pursuant to which SK C&C provides it with information technology services. This agreement will expire on December 31, 2009, but may be terminated by the Company without cause on six months notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by the Company. The Company also enters into agreements with SK C&C from time to time for specific information technology-related projects.

(Note 2) The Company is a party to several contracts with SK Engineering and Construction related to the construction of its new corporate headquarters at Ulchiro 2-ga, Jongro-gu, Seoul. The Company expects that construction of its new headquarters will be completed by the end of 2003. The total contract price for the demolition of existing buildings on the site and construction of the new building is ₩154 billion.

(Note 3) On December 19, 2001, the Company entered into an agreement with SK Corporation for the sale and leaseback of the Company's head office with the lease period from December 19, 2001 to March 31, 2004. Under the lease agreement, in 2001 the Company deposited refundable leasehold key money of ₩80,113 million and, as a result there will be no rent payment for the remaining lease period. The net book value of the land and building totaling ₩170,482 million has been removed from the accounts.

21. Subsequent Event

In accordance with the approval of its board of directors dated April 26, 2002, on May 10, 2002, the Company will issue unguaranteed domestic bonds with total face amounts of ₩250,000 million and an annual interest rate of 6%, for ₩244,875 million. The final maturity date of such bonds is May 10, 2005.

22. Uncertainties in Business Environment

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above.

The accompanying non-consolidated financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

By: 

Name: Sung Hae Cho
Title: Vice President, Investor Relations Office

Date: JULY 9, 2002